UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2022 Third Quarter Preliminary Operating Results

On October 25, 2022, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2022. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2022	2Q 2022	% Change Increase (Decrease) (Q to Q)	3Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	32,749,545	25,720,833	27.33	16,473,222	98.80
	Cumulative	79,132,819	46,383,274	—	46,299,304	70.92
Net operating profit	Specified Quarter	1,598,925	1,600,181	(0.08)	1,787,503	(10.55)
	Cumulative	5,100,928	3,502,003	—	5,208,077	(2.06)
Profit before income tax	Specified Quarter	1,711,979	1,792,045	(4.47)	1,783,074	(3.99)
	Cumulative	5,413,411	3,701,432	—	5,236,422	3.38
Profit for the period	Specified Quarter	1,263,574	1,308,003	(3.40)	1,305,668	(3.22)
	Cumulative	4,035,679	2,772,105	—	3,798,251	6.25
Profit attributable to shareholders of the parent company	Specified Quarter	1,271,339	1,303,469	(2.46)	1,298,124	(2.06)
	Cumulative	4,027,948	2,756,609	—	3,772,415	6.77

Note: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2022	2Q 2022	% Change Increase (Decrease) (Q to Q)	3Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	20,781,338	14,947,647	39.03	8,319,248	149.80
	Cumulative	45,658,890	24,877,552	—	21,409,978	113.26
Net operating profit	Specified Quarter	1,087,614	995,912	9.21	1,031,923	5.40
	Cumulative	3,295,222	2,207,608	—	3,008,370	9.54
Profit before income tax	Specified Quarter	1,083,421	1,015,435	6.70	1,030,331	5.15
	Cumulative	3,314,297	2,230,876	—	3,005,713	10.27
Profit for the period	Specified Quarter	796,711	749,928	6.24	771,391	3.28
	Cumulative	2,521,165	1,724,454	—	2,199,575	14.62
Profit attributable to shareholders of the parent company	Specified Quarter	824,131	749,165	10.01	777,672	5.97
	Cumulative	2,550,571	1,726,440	—	2,200,320	15.92

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2022	2Q 2022	% Change Increase (Decrease) (Q to Q)	3Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,955,498	4,462,334	11.05	2,197,748	125.48
	Cumulative	13,947,049	8,991,551	—	6,923,518	101.44
Net operating profit (loss)	Specified Quarter	112,776	85,388	32.07	236,147	(52.24)
	Cumulative	349,277	236,501	—	729,511	(52.12)
Profit (Loss) before income tax	Specified Quarter	166,272	89,785	85.19	233,624	(28.83)
	Cumulative	418,024	251,752	—	748,065	(44.12)
Profit (Loss) for the period	Specified Quarter	123,051	70,191	75.31	170,237	(27.72)
	Cumulative	309,153	186,102	—	547,448	(43.53)
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	122,651	70,006	75.20	170,286	(27.97)
	Cumulative	308,371	185,720	—	547,517	(43.68)

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2022 third quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.

  2)  “Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 25, 2022	By:	/s/ Scott Y. H. Seo
(Signature)

	Name:	Scott Y. H. Seo
	Title:	Senior Managing Director and Chief Finance Officer